November 20, 2023

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn:	Stephen Krikorian
Melissa Walsh

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022 Form 10-Q for the Quarterly Period Ended June 30, 2023 File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated November 7, 2023 (the “Letter”) to the Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (the “2023 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and/or 2023 10-Q. For ease of reference, the Company has copied each comment verbatim from your Letter and has placed our response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenues from Contracts with Customers, page 69

1.	We continue to evaluate your responses to prior comments regarding your revenue recognition policy and may have further comments.

Response: The Company acknowledges that the Staff may have further comments.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Notes to Consolidated Financial Statements

Note 5 - Revenue From Contracts With Customers, page 16

2.	Your accounting policy disclosure indicates, “Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur…” Please revise to clarify that the constraint is based on cumulative revenue under the accounting contract, rather than implying it is based on cumulative revenue earned from a customer.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the updated disclosure on page 12 of the Company’s Form 10-Q for the period ended September 30, 2023, filed with the Commission on November 8, 2023:

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized under the accounting contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

3.	In the last paragraph on page 17, you indicate that when you provide bitcoin transaction verification services as the operator and a participant in a private pool, it is included as “Operator” revenue. Please tell us why it is necessary to also refer to when you are a participant in a private pool considering that the mining pool is Company-operated and this intercompany activity would be eliminated.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the updated disclosure on page 12 of the Company’s Form 10-Q for the period ended September 30, 2023, filed November 8, 2023:

The Company’s ongoing major or central operation is to provide bitcoin transaction verification services to the bitcoin network through a Company-operated mining pool as the operator (“Operator”) (such activity, “mining”) and to provide computing power to perform hash calculations to collectives of third-party bitcoin miners (such collectives, “mining pools”) as a participant (“Participant”).

4.	In the last paragraph on page 17, you state that you provide computing power to collectives of third-party bitcoin miners as a participant. Please clarify how you define computing power. In this regard, consider revising your accounting policy to define the performance obligation as a service to perform hash calculations for the pool operator. Please revise your disclosure to use consistent terms to describe this performance obligation.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the updated disclosure on page 12 of the Company’s Form 10-Q for the period ended September 30, 2023, filed November 8, 2023:

The Company’s ongoing major or central operation is to provide bitcoin transaction verification services to the bitcoin network through a Company-operated mining pool as the operator (“Operator”) (such activity, “mining”) and to provide computing power to perform hash calculations to collectives of third-party bitcoin miners (such collectives, “mining pools”) as a participant (“Participant”).

5.	For Operator revenue, please revise to describe the components of the consideration received. That is, explain the nature of block rewards and transactions fees.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the updated disclosure on page 13 of the Company’s Form 10-Q for the period ended September 30, 2023, filed November 8, 2023:

The Company is currently entitled to 6.25 bitcoin as block reward for each successful block. The Company is also entitled to a transaction fee determined by market participants payable in bitcoin for each successful block.

6.	For Participant contracts, please revise to provide a more complete description of the payout formulas by identifying the formula inputs that create variability for each type of compensation.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the updated disclosure on page 14 of the Company’s Form 10-Q for the period ended September 30, 2023, filed November 8, 2023:

When the Company participates in PPS and FPPS pools, which pay rewards based on a contractual formula, the Company recognizes revenue based on the daily contributed hash rate and other network-driven inputs, measured at the average daily spot rate of bitcoin determined using the Company’s primary trading platform for bitcoin.

7.	For Participant contracts, you indicate that a new contract is determined to exist each period that neither the Company, nor the pool operator, terminates the arrangement. Considering that the termination provisions are similar to a renewal option, revise to disclose, if true, that such renewal option is not a material right because either the pricing in the renewal periods is the exact same as the pricing in the initial contract and there are no upfront or incremental fees in the initial contract or the terms, conditions, and compensation amounts for the renewal options are at then market rates.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the updated disclosure on page 14 of the Company’s Form 10-Q for the period ended September 30, 2023, filed November 8, 2023:

A new contract is determined to exist each period (i.e., second, minute, hour) that neither the Company, nor the pool operator, terminates the arrangement. Such implied renewal option is not a material right because the pricing in the renewal periods is the same as the initial contract and there are no upfront or incremental fees in the initial contract or the terms, conditions, and compensation amounts for the renewal options are at the then market rates.

Part II – Other Information

Legal Proceedings

Ho v. Marathon, page 47

8.	In response to prior comment 7, you refer to the heading for the notes to condensed consolidated financial statements indicating that dollars in the document are in thousands. We note no such reference regarding the dollar amounts in Part II of your filing. Please revise to ensure you disclose the short citation is applicable throughout your filing.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to page 40 of the Company’s Form 10-Q for the period ended September 30, 2023, filed November 8, 2023:

PART II - OTHER INFORMATION (All dollar amounts expressed in PART II Items 1-4 are expressed in thousands unless otherwise indicated.)

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at salman.khan@mara.com and Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

Salman Khan
Chief Financial Officer

Cc:	Jolie Kahn, Esq.